Exhibit 12.1 YUM! Brands, Inc. Ratio of Earnings to Fixed Charges Years Ended 2011 - 2007 (In millions except ratio amounts)

	53 Weeks	52 Weeks
	2011	2010	2009	2008	2007

Earnings:

Pretax income from continuing operations before cumulative effect of accounting changes	$1,659	$1,594	$1,396	$1,291	$1,191

50% or less owned Affiliates' interests, net	(8)	(7)	(1)	(1)	(7)

Interest Expense	203	212	229	273	217

Interest portion of net rent expense	314	298	276	258	243

Earnings available for fixed charges	$2,168	$2,097	$1,900	$1,821	$1,644

Fixed Charges:

Interest Expense	$204	$213	$230	$273	$217
Interest portion of net rent expense	314	298	276	258	243

Total fixed charges	$518	$511	$506	$531	$460

Ratio of earnings to fixed charges	4.19	4.10	3.75	3.43	3.57